20014319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 3 0 2020
Washington DC
416

SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2019 (MM/DD/YY) AND ENDING 09-30-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue Bldg 6
(No. and Street)

Hamden	CT	06518
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Butler 203-248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of CFS Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFS Securities, Inc. (the "Company") as of September 30, 2020, the related statements of comprehensive loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
November 17, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

CFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2020

	2020
Assets	
Cash	$14,480
Commissions receivable	16,738
Prepaid expenses	3,190
Furniture and equipment, net	-
Due from Cooper Financial Services, Inc.	700
Investments available for sale	24,770
Total assets	$59,878
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 1,008
Note payable, other	31,403
Total liabilities	32,411
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and 333 outstanding	10,000
Retained earnings	129,400
Accumulated other comprehensive income, net unrealized gain on investment (net of tax)	1,210
	140,610
Less: common stock held in treasury, at cost (667 shares)	(113,143)
Total Stockholder's equity	27,467
Total Liabilities and Stockholder's Equity	$59,878

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF COMPREHENSIVE LOSS

For the Year ended September 30, 2020

	2020
Revenue and other income:	
Commissions	$129,989
Dividend and interest income	2,317
Total revenue and other income	132,306
Operating expenses:	
Compensation and benefits	43,001
Commissions	21,329
Professional fees	53,691
Licenses, dues and subscriptions	8,140
Office, occupancy and maintenance	6,356
Other	6,422
	138,939
Loss before income taxes	(6,633)
Provision for income tax	413
Net loss	(7,046)
Other comprehensive loss, net of tax	
Unrealized loss, on available for sale securities	(705)
Comprehensive loss	($ 7,751)

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended September 30, 2020

	Common Stock						
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholder's Equity
Balance October 1, 2019	1,000	$10,000	-	$136,446	$1,915	-	$148,361
2020 net loss	-	-	-	(7,046)	-	-	(7,046)
2020 unrealized loss, net of tax	-	-	-	-	(705)	-	(705)
Acquisition of treasury stock	-	-	-	-	-	($113,143)	113,143
Balance September 30, 2020	1,000	$10,000	-	$129,400	$1,210	($113,143)	($ 27,467)

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2020

Cash flows from operating activities:	
Net loss	($ 7,046)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in deferred taxes	200
Changes in operating assets and liabilities:	
Commission receivables	3,944
Prepaid expenses	(1,794)
Due from Cooper Financial Services, Inc.	27,173
Accounts payable	608
Net cash provided by operating activities	23,085
Cash flows from investing activities:	
Purchase of investments available for sale	(1,406)
Interest associated with note receivable	(911)
Net cash used in investing activities	(2,317)
Cash flows from financing activities:	
Purchase of treasury stock	(11,314)
Principal payments of note payable	(2,546)
Net cash used in financing activities	(13,860)
Net change in cash	6,908
Cash, beginning	7,572
Cash, ending	$ 14,480
Supplementary cash flow information:	
Cash paid for income taxes	$ 763
Cash paid for interest	$ 127

Supplemental disclosure of non-cash transactions:

During the year, the Company acquired 667 shares of treasury stock in exchange for cash of $11,314 and a note payable of $101,829. The Company also reduced the note payable by $67,880 in exchange for reducing a note receivable and accrued interest receivable from the same party.

See accompanying notes to financial statements.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2020

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut Company located in Hamden, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Municipal Securities Rulemaking Board ("MSRB"). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, 529 plans, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company conducts business directly with third party Product Sponsors.

While the Company receives fees and commissions from various sources, all of the Company's customer fees are referred generally by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

Revenue Recognition

The Company earns commissions from the sale of these policies, generally an initial up-front (first-year) commission as well as ongoing commissions upon policy renewal, on an annual or other basis. The Company recognizes the first-year commission upon the sale transaction date, because its performance obligation is the sale itself. Commissions on policy renewals are considered variable consideration, due to uncertainties of realization. The Company recognizes renewal commissions in the period received, which corresponds to the Company's performance of its ongoing marketing performance obligations, as well as the satisfaction of the variable consideration uncertainties.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

1. **Nature of business and summary of significant accounting policies** (continued):

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore, an allowance is not needed.

Fixed assets:

Fixed assets are stated at cost net of accumulated depreciation. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets (three to five years).

Investments:

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined on the trade date based on specific identification cost applied using the first-in first out method, are included in earnings.

Advertising costs:

The Company expenses advertising costs as they are incurred.

Lease:

The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2020

1. **Nature of business and summary of significant accounting policies** (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting and future benefits to be recognized upon the utilization of operating loss carry forwards. Deferred tax assets and liabilities not expected to be realized are reduced by a valuation allowance.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2020, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2020, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2020

1. **Nature of business and summary of significant accounting policies** (continued):

Fair value measurement (continued):

Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

As of September 30, 2020, the Company had net capital and net capital requirements of $5,366 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.19 to 1.

3. **Furniture and equipment, net:**

	2020
Furniture and equipment	$1,312
Less accumulated depreciation	(1,312)
Net furniture and equipment	$ 0

4. **Investments:**

The Company's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. The following table presents the Company's available for sale investments.

	September 30, 2020			Fair Value Hierarchy		
Fund	Cost	Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$23,060	$1,710	$24,770	$24,770	$ -	$ -

5. **Income taxes:**

Net deferred tax assets of $0 at September 30, 2020 are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2020
Deferred tax assets:	
Federal net operating loss carry forward	$9,600
State net operating loss carry forward	3,800
Accounts payable	300
Total deferred tax assets	13,700
Deferred tax liabilities:	
Accounts receivable	(4,800)
Prepaid expenses	(900)
Net unrealized gain on investment	(500)
Total deferred tax liability	(6,200)
Net deferred taxes, before valuation allowance	7,500
Valuation allowance	(7,500)
Net deferred taxes	$ -

At September 30, 2020, the Company had approximately $46,000 and $50,000 in net operating loss carryforwards to offset federal and state taxable income, respectively. Federal net operating loss carryforwards recognized before 2018 expire through 2037, whereas losses recognized after 2018 are carryforward indefinitely. State net operating loss carryforwards expire through 2039.

6. **Note payable, other:**

Note payable, other, due in quarterly principal payments of the lesser of (1) $2,546 or (2) 8% of the gross revenue collected by the Company during the immediately preceding quarter, plus interest at 5% through April 30, 2020 (including a balloon payment if payments are made under option 2. The note is collateralized by a pledge agreement from the existing shareholder for 50% of his Company shares.

Aggregate principal payments as of September 30, 2020 are as follows:

Year ending September 30:	
2021	$10,183
2022	10,183
2023	10,183
2024	854
	$31,403

7. **Related party transactions:**

The Company has an expense sharing agreement with Cooper. Under the terms of the agreement, the Company pays to Cooper monthly fees for the use of office facilities and other administrative services. The Company reimbursed Cooper for compensation and benefits, office, occupancy and maintenance, and insurance expenses totaling $20,778 for the year ended September 30, 2020. As of July 1, 2020 the Company updated their expense sharing agreement where the Company will not be sharing expenses with Cooper.

As of September 30, 2020 as presented on the statements of financial condition, net amounts due from Cooper were $700. Included within these amounts are advances to and from Cooper. Advances are non-interest bearing and are due on demand.

During 2016 and 2014, the Company loaned money to a stockholder of the Company. The loan was evidenced by a promissory note from the stockholder to the Company. The loan, which was unsecured and bears interest at the rate of 2.00% per annum, had a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan. During the year, the note was repaid in full.

8. **Concentrations of risk and uncertainties:**

As stated in Note 1, the Company's customers are normally referred by Cooper. Accordingly, the financial results are dependent upon Cooper. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper. During the year ended September 30, 2020, the Company received 60% of commissions from one source.

Although the Company conducts business through third party Product Sponsors, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position.

9. **Supplemental schedules required under Rule 15c3-3:**

The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, conducting business directly with third party Product Sponsors. The Company does not carry securities for customers or perform custodial functions relating to customer securities, computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

10. **Subsequent events:**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

CFS SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2020

	2020
Total assets	$59,878
Less: total liabilities	32,411
Net worth	27,467
Less: Non-allowable assets	
Prepaid expenses	3,190
Fixed assets	-
Commissions receivable, unallowable	14,495
Due from Cooper Financial Services, Inc.	700
Total	18,385
Tentative net capital	9,082
Less adjustments:	
Haircuts on securities positions	3,716
Net capital	$ 5,366
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	5,000
Excess of net capital	$ 366
Aggregate indebtedness:	$ 1,008
Ratio of total aggregate indebtedness to net capital	0.19 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A Filing as of September 30, 2020.

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

September 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

CFS Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of CFS Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) CFS Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CFS Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) CFS Securities, Inc. stated that CFS Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2020 without exception. CFS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 17, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of **CFS Securities, Inc.** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended September 30, 2020.

CFS Securities, Inc. (CRD# 46201)

By:

Michael J. Butler – President/CCO

CFS SECURITIES, INC.

Year ended September 30, 2020

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